(Translation)

                                                                    May 30, 2006
                                                        TOYOTA MOTOR CORPORATION
                                                               Katsuaki Watanabe
                                                  Telephone Number: 0565-28-2121
                                                               Code Number: 7203
                                                         http://www.toyota.co.jp


Corporate governance at Toyota Motor Corporation ("Toyota") is as follows:

I.   Toyota's Basic Policy on Corporate Governance and Capital Structure,
     --------------------------------------------------------------------
     Business Attributes and Other Basic Information
     --------------------------------------------------------------------

1.   Basic Policy

     Toyota has positioned the stable long-term growth of corporate value as a top-priority management issue. We believe that in carrying this out, it is essential that we achieve long-term and stable growth by building positive relationships with all stakeholders, including shareholders and customers as well as business partners, local communities and employees, and by supplying products that will satisfy our customers. This position is reflected in the "Guiding Principles at Toyota", which is a statement of Toyota's fundamental business policies. To explain the Guiding Principles in greater detail, in January 2005, Toyota adopted and presented its statement, "Contribution towards Sustainable Development" as the guideline to the "Guiding Principles at Toyota". We are working to enhance corporate governance through a variety of measures designed to further increase our competitiveness as a global company.

2.   Capital Structure

Percentage of Shares Held by Foreign Investors:                     Not less than 20% but less than 30%

[Description of Major Shareholders]
-------------------------------------------------------------------------------------------------------------------
                                                                    Number of Shares Held        Ownership Interest
                 Name of Shareholders                                            (Shares)                       (%)
-------------------------------------------------------------------------------------------------------------------
Japan Trustee Services Bank, Ltd.                                             304,140,288                     8.42
-------------------------------------------------------------------------------------------------------------------
The Master Trust Bank of Japan, Ltd.                                          215,206,568                     5.96
-------------------------------------------------------------------------------------------------------------------
Toyota Industries Corporation                                                 200,025,022                     5.54
-------------------------------------------------------------------------------------------------------------------
Nippon Life Insurance Co.                                                     132,577,715                     3.67
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
Hero and Company                                                              123,522,895                     3.42
-------------------------------------------------------------------------------------------------------------------
State Street Bank and Trust Company                                           116,186,071                     3.22
-------------------------------------------------------------------------------------------------------------------
Trust & Custody Services Bank, Ltd.                                           101,694,243                     2.82
-------------------------------------------------------------------------------------------------------------------
Tokio Marine and Nichido Fire Insurance Co., Ltd.                              83,821,267                     2.32
-------------------------------------------------------------------------------------------------------------------
Mitsui Sumitomo Insurance Co., Ltd.                                            65,166,920                     1.81
-------------------------------------------------------------------------------------------------------------------
The Chase Manhattan Bank, N.A. London                                          60,666,835                     1.68
-------------------------------------------------------------------------------------------------------------------


3.   Business Attributes

Stock exchange and section                                 Tokyo: 1st Section, Osaka: 1st Section, Nagoya: 1st
                                                           Section, Fukuoka: Existing Market, Sapporo: Existing
                                                           Market
Fiscal year end                                            March
Line of business                                           Transportation equipment
Number of employees (consolidated)                         Not less than 1000 persons
Sales (consolidated)                                       Not less than JPY 1 trillion
Parent company                                             N/A
Number of consolidated subsidiaries                        Not less than 300 companies

4.   Other particular conditions that may materially affect corporate governance



II.  Corporate Governance System of Management Business Organization, Etc. for
     -------------------------------------------------------------------------
     Management Decision Making, Execution of Duties and Management Audit
     -------------------------------------------------------------------------

1.   Organization structures and organizational operations

Organizational form                                        Company with a Board of Corporate Auditors

[Directors]
Chairman of the Board of Directors:                        Chairman (excluding concurrently serving as President)
Number of Directors:                                       26 persons
Election of Outside Directors:                             Not elected

--------------------------------------------------------------------------------
Reason for adopting the current system
--------------------------------------------------------------------------------

     With respect to our system regarding directors, we believe that it is important to elect individuals that comprehend and engage in Toyota's strengths, including commitment to manufacturing, with an emphasis on frontline operations and problem solving based on the actual situation on the site (Genchi Genbutsu). Toyota will consider the appointment of outside directors should there be suitable individuals.

[Auditors]

Establishment or non-establishment of a Board of
Corporate Auditors:                                        Established
Number of Corporate Auditors:                              7 persons

--------------------------------------------------------------------------------
Cooperative relationships between Corporate Auditors and Independent Accountants
--------------------------------------------------------------------------------

     Corporate Auditors receive reports from Independent Accountants on audit plans, methods and results of auditing periodically at the Board of Corporate Auditors. They also hold meetings and exchange their opinions as they consider necessary concerning auditing in general.

--------------------------------------------------------------------------------
Cooperative relationships between Corporate Auditors and Internal Audit Division
--------------------------------------------------------------------------------

     As for internal auditing, a specialized independent department is working on verifying the effectiveness of internal controls over financial reporting. Corporate Auditors receive reports from the department on audit plans, methods and results of auditing periodically or whenever necessary.

Election or non-election of Outside Corporate Auditors:    Elected
Number of Outside Corporate Auditors:                      2 persons

--------------------------------------------------------------------------------
Relationship with the Company (1)
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
                                                                       Relationship with the Company (*1)
Name                                 Attribution                      ---------------------------------------
                                                                       a   b   c   d   e   f   g   h   i
-------------------------------------------------------------------------------------------------------------
Yasutaka Okamura                     Attorney-at-law                               X
-------------------------------------------------------------------------------------------------------------
Yoichi Kaya                          Academic                                      X
-------------------------------------------------------------------------------------------------------------

*1   Select the relevant "Relationship with the Company"
a    Comes from parent company
b    Comes from other affiliate company
c    Major shareholder of the company
d Concurrently holds office as outside director or outside corporate auditor of another company
e Holds office as management director or executive officer, etc. of another company
f Spouse, relatives within third degree of consanguinity or an equivalent person of management level such as management director or executive officer, etc. of the company or specific affiliates of the company
g Receives remuneration, etc. or other profits on assets from the parent company of the company or a subsidiary of such parent company as an officer
h Limitation of Liability Agreement is executed between the said person and the company
i    Other

--------------------------------------------------------------------------------
Relationship with the Company (2)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Name                 Supplementary Information    Reason for election as Outside
                                                  Corporate Auditors
--------------------------------------------------------------------------------
Yasutaka Okamura     -                            In order to receive advice
                                                  based on his broad experiences
                                                  and insight in his field of
                                                  expertise
--------------------------------------------------------------------------------
                                                  In order to receive advice
Yoichi Kaya          -                            based on his broad experiences
                                                  and insight in his field of
                                                  expertise
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Matters relating to other major activities of Outside Corporate Auditors
--------------------------------------------------------------------------------

     Outside Corporate Auditors attend meetings of the Board of Directors, the Board of Corporate Auditors and other office meetings and give Directors advice and exchange their opinions with other Corporate Auditors from their broad point of view within the scope of their respective specialized field.


[Incentives]
Implementation of measures on incentive
allotment to Directors:                           Adoption of stock option plans

--------------------------------------------------------------------------------
Supplementary Information
--------------------------------------------------------------------------------

     We believe that this will heighten their willingness and motivation to improve business performance in the medium- and long-term, enhance international competitiveness and profitability, and contribute to increased corporate value.

Grantees of stock options:                        Inside Directors and others

--------------------------------------------------------------------------------
Supplementary Information
--------------------------------------------------------------------------------

     Managing officers and senior managers are also included in the Grantees.

[Directors' Remuneration]

Means of Disclosure:        Annual securities report, business report
Disclosure Status:          The sum of all Directors' remuneration is disclosed.

--------------------------------------------------------------------------------
Supplementary Information
--------------------------------------------------------------------------------

     Annual securities reports and business reports are made available for public inspection on Toyota's Internet website also.

[Support System for Outside Directors (Outside Corporate Auditors)]
     Full-time Corporate Auditors and Directors disclose adequate information to Outside Corporate Auditors, such as by giving prior explanations on agenda to be proposed to the Board of Directors. An audit office is established with full-time staff that assist Outside Corporate Auditors with audit activities.

2. Matters pertaining to functions relating to the execution of duties, audit and supervision, appointment and decisions regarding remuneration, etc.

     Toyota introduced the current management system in 2003. Main differences from the previous system are the establishment of the new position of non-board "Managing Officers" and the decrease in the number of Directors. In the current system, "Senior Managing Directors" serve as the highest authorities and "Managing Officers" perform practical business in Toyota's various operational functions. A distinctive feature of the system is that "Senior Managing Directors" do not focus exclusively on management, but they also serve as a link between the management and on-site operations, under the view to maintain an emphasis on developments on the site, which is one of Toyota's perennial strengths. As a result, business decision directly connected with actual operations can be made through incorporating feedback from frontline operations to overall management strategy and reflecting management decisions swiftly in operations.
     Toyota has an "International Advisory Board" consisting of advisors from overseas, and receives advice on a wide range of management issues from a global perspective. In addition, Toyota has a wide variety of conferences and committees for deliberations and the monitoring of management and corporate activities that reflect the views of various stakeholders, including the "Labor-Management Council, the Joint Labor-Management Round Table Conference", the "Corporate Philanthropy Committee", the "Toyota Environment Committee" and the "Stock Option Committee".
     Toyota has adopted an auditor system. Seven Corporate Auditors including Outside Corporate Auditors play a role in Toyota's corporate governance efforts by undertaking audits in accordance with the audit policies and plans determined by the Board of Corporate Auditors. For internal audit, a specialized independent organization is working on establishing a solid system to verify the effectiveness of internal controls over financial reporting. In order to enhance the reliability of the financial reporting of Toyota, the three auditing functions, audit by Corporate Auditors, internal audit, and accounting audit by Independent Accountants, aid in conducting an effective and efficient audit through meetings held periodically and as necessary to share information through discussion on audit plans and results.

III.  Implementation of measures for shareholders and other stakeholders
      ------------------------------------------------------------------

1. Approach toward the vitalization of general meetings of shareholders and the facilitation of exercise of voting rights

------------------------------------------------------------------------------------------------------------------
                                   |                          Supplementary Information
------------------------------------------------------------------------------------------------------------------
Scheduling of general meetings of  |   Convenes the general meetings of shareholders avoiding the date on which
shareholders avoiding the date on  |   general meetings of shareholders of companies are most and second most
which general meetings of          |   concentrated on.
shareholders of companies are      |
concentrated                       |
------------------------------------------------------------------------------------------------------------------

2.    IR activities

------------------------------------------------------------------------------------------------------------------------
                             Explanation                             Supplementary Information
                                  by
                            representative
                              members of
                              the board
------------------------------------------------------------------------------------------------------------------------
Convene periodic briefing                   Convene briefings by officers and staff in charge of IR once or twice a
for individual investors    No              year (not regularly scheduled).
------------------------------------------------------------------------------------------------------------------------
Convene periodic briefing                   Explaining financial results and business strategies of the relevant
for analysts and                            business year every quarter. Also convenes business briefings concerning
institutional investors     Yes             the medium- and long-term direction of the business.
------------------------------------------------------------------------------------------------------------------------
Convene periodic briefing                   Explaining financial results and business strategies of the relevant
for foreign investors       Yes             business year by visiting foreign investors and conference calls every quarter. In addition, business briefings concerning the medium- and long-term direction of the business are convened in the United States and
                                            Europe.
------------------------------------------------------------------------------------------------------------------------
Disclosure of IR                            In addition to legal disclosure documents such as annual securities
documents on the website    Yes             reports, annual reports and references at result briefings, etc. are disclosed (such references of major briefings can be listened to on the website for a certain period). On the exclusive site for individual investors, the operating summary and business activities are clearly disclosed.
------------------------------------------------------------------------------------------------------------------------
IR related divisions                        Toyota maintains IR personnel in the Accounting Division and Public
(personnel)                 -               Affairs Division, and offices resident IR personnel in New York and London.
------------------------------------------------------------------------------------------------------------------------
Other                       -               Implementing one-on-one meeting with investors, plant tours, etc.
------------------------------------------------------------------------------------------------------------------------



3.    Activities concerning respect for stakeholders

------------------------------------------------------------------------------------------------------------------
                                                           Supplementary Information
------------------------------------------------------------------------------------------------------------------
Setting forth provisions     For sustainable development, Toyota has engaged in management emphasizing all of its
in the internal              stakeholders, and worked to maintain and develop favorable relationships with its
regulations concerning       stakeholders through open and fair communication. This philosophy is outlined and
respect for the              disclosed in the "Contribution towards Sustainable Development", an explanatory
stakeholders' position       paper on the "Guiding Principles at Toyota", prepared in January 2005.
Promotion of environmental   Toyota has long engaged in business with the idea of corporate social responsibility
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
preservation activities      ("CSR") in mind. This idea is clarified in "Contribution towards Sustainable
and CSR activities           Development" distributed in January, 2005, and it clearly conveyed Toyota's basic policies concerning CSR to both internal and external stakeholders. Regarding the environment, Toyota has positioned it as a top management priority and adopted the
                             "Toyota Earth Charter" in 1992. Toyota created "Toyota Environmental Action Plan"
                             that sets forth mid-term targets and action plans on a global basis, and promotes continuous environmental preservation activities. As for philanthropic activities,
                             Toyota newly adopted "Basic Philosophy and Policy on Philanthropic Activities" in
                             2005 in light of the global expansion of its business and the increasing societal expectations towards Toyota. Toyota vigorously promotes philanthropic activities according to local conditions in each country and region in order to contribute to the development of a prosperous society and to promote its continuous development.
                             These CSR activities are disclosed in the report titled "Environmental & Social
                             Report".
------------------------------------------------------------------------------------------------------------------
Establishment of policy      Toyota has engaged in timely and fair disclosure of corporate and financial
concerning disclosure of     information as stated in "Contribution towards Sustainable Development". In order information to stakeholders  to ensure the accurate, fair, and timely disclosure of information, Toyota has established the Disclosure Committee chaired by an officer of the Accounting
                             Division. The Committee holds regular meetings for the purpose of preparation, reporting and assessment of its annual securities report, semi-annual securities report under the Securities and Exchange Law of Japan and Form 20-F under the U.S.
                             Securities Exchange Act, and also holds extraordinary committee meetings from time to time whenever necessary.
------------------------------------------------------------------------------------------------------------------


IV.  Basic Approach to Internal Control System and its Development
     -------------------------------------------------------------

     Based on the "Guiding Principles at Toyota" and the "Toyota Code of Conduct", we, together with our subsidiaries, have created and maintained a sound corporate culture. In our actual operations, based on the "Toyota Way" principles, we integrate into our business operation processes the principles of problem identification ("Mondai Hakken") and continuous improvements ("Kaizen") and make continuous efforts to train our employees who put these principles into practice.
     With the above understanding, internal control has been developed under the following basic policies.

(1)  Legal compliance by Directors
     o Ensure that Directors will act in compliance with, relevant laws and regulations, and with the Articles of Incorporation, through measures such as the Code of Ethics and an orientation program
     o Make decisions after comprehensive discussions at cross-sectional decision-making bodies
     o Discuss significant matters and measures relating to issues such as compliance and risk management at the Corporate Ethics Committee, etc.

(2) Retention and management of information relating to the execution of responsibilities by Directors
     o Retain and manage information appropriately in accordance with relevant laws and regulations

(3)  Regulations and other systems related to the management of risks of losses
     o Properly manage capital funds through the budgeting system and other forms of control, and conduct our business operations and manage our budget based on the authorities and responsibilities in accordance with the "Ringi" system (effective consensus-building and approval system), etc.
     o Prepare an accurate financial report, and make proper and timely disclosure of information through the Disclosure Committee
     o Manage compliance regarding various risks related to safety, quality control and other issues at the relevant division
     o Conduct emergency drills, and take other measures to diversify risks and secure appropriate insurance, as a precaution for events such as natural disasters

(4)  Efficiency of execution of responsibilities by Directors
     o Policies are managed for consistency based on medium to long term management policies and on the Company's policies ("Hoshin")
     o Chief Officer will act as a liaison officer between the management and operational functions, and delegate executive authority to Managing Officers realize effective and timely decision making
     o Reflect advice from stakeholders, including external experts, in our management

(5)  Legal compliance by employees
     o Distinguish the division of responsibilities of each organization unit and maintain a foundation to ensure continuous improvements
     o Periodically review legal compliance and risk management, and report to the Corporate Ethics Committee
     o Quickly obtain information and achieve immediate solutions utilizing various hotlines in the Company

(6)  Appropriateness of the business operations of the group
     o Develop and maintain an environment of internal controls for the group by sharing the guiding principles and the code of conduct
     o Manage our subsidiaries in a comprehensive manner through divisions of the Company that manage the financing and management aspects and the business activities of our subsidiaries, and ensure adequacy through information exchanges between the relevant divisions and subsidiaries

(7)  Employees assisting the Corporate Auditors
     o Establish the Corporate Auditors Department and assign a number of full-time staff to support this function

(8)  Independence of employees described in the preceding item (7)
     o Any changes in personnel in the Corporate Auditors Department require the prior consent of the Board of Auditors, or of full-time Auditor

(9)  Report to Corporate Auditors
     o Report periodically and from time to time on matters concerning the execution of significant operations, and immediately in the case where facts that may cause significant damage to the Company are discovered

(10) Ensure the efficient execution of audits by the Auditors
     o Ensure attendance of Corporate Auditors at major board meetings, inspection of important Company documents, information exchange with independent auditors and appointment of external experts with specialized knowledge

See the Diagram described in the attachment at the end.


V.   Others
     ------

1.   Matters regarding defense against a takeover bid
     No measures to defend against a takeover bid are scheduled to be adopted.

2.   Matters regarding other corporate governance systems, etc.


                                                     Toyota's Corporate Governance
                                     Emphasizing Frontline Operation + Multidirectional Monitoring

                                                        ----------------------------------
                                                        |                                |
                                     Appointment        |         Shareholders           |              ----------------------------
                                  |  -----------        |                                |              |                          |
                                  |                     ----------------------------------              |   International Advisory |
                                                                                         |              |            Board         |
                                  |                                                      |              |                          |
                                  |                  ----------------------------------------           ----------------------------
                                                     |                                      |           |  Labor-Management Council|
                                  |                  ----------------------------------------           |   Joint Labor-Management |
                                  v                                                                     |   Round Table Conference |
-----------------------------------                  ----------------------------------------           ----------------------------
|                                 |                  |  |      Borad of Directors        |  |           |                          |
|       Board of Corporate        |    Monitoring    |  |                                |  |           |  Corporate Philanthropy  |
|            Auditors             |  ------------->  |  |               ^                |  |           |         Committee        |
|                                 |                  |  |               |                |  |           |                          |
-----------------------------------                  |  ----------------------------------  |           ----------------------------
                                  |                  |                                      |           |                          |
                                  |                  |      Senior Managing Directors       | <-------- |     Toyota Environment   |
                                  |                  |                                      |           |          Committee       |
                                  |                  |                                      |           |                          |
-----------------------------------                  |  ----------------------------------  |           ----------------------------
|                                 |                  |  |               |                |  |           |                          |
|                                 |                  |  |               v                |  |           |       Corporate Ethics   |
|  Financial statement audits     |    Monitoring    |  |      Managing Officers         |  |           |           Committee      |
|  based on U.S. & Japan          |  ------------->  |  |                                |  |           |--------------------------|
|     auditing standards          |                  |  ----------------------------------  |           |                          |
|                                 |                  |                                      |           |   Stock Option Committee |
|                                 |                  |                                      |           |                          |
----------------------------------                   ---------------------------------------            ----------------------------
                                                                        ^
                                                                        |
                                     -----------------------------------|----------------------------------
                                     |                                  |       The U.S. Sarbanes-        |
                                     |           Disclosure             |            Oxley Act            |
                                     |           Committee              |    (internal control systems)   |
                                     |                                  |     Readiness project team      |
                                     -----------------------------------|----------------------------------

                                                      NY / London stock listings
